FILED BY YADKIN FINANCIAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: Yadkin Financial Corporation

(Commission File No. 000-52099)

"TOGETHER, FNB AND YADKIN WILL BECOME A PREMIER REGIONAL BANK IN THE MID-ATLANTIC AND SOUTHEAST. WE ARE EXCITED TO OFFER YOU MORE CONVENIENCE AND INNOVATION THAN EVER BEFORE ALONG WITH THE DEDICATED PERSONAL SERVICE YOU KNOW AND TRUST."

Vincent J. Delie, Jr.
President & CEO
F.N.B. Corporation
First National Bank

"YADKIN AND FNB SHARE A COMMITMENT TO DOING THE RIGHT THING FOR OUR CUSTOMERS. AS WE COMBINE RESOURCES, WE WILL BE ABLE TO PROVIDE AN EVEN BROADER RANGE OF SOLUTIONS TO HELP EACH CUSTOMER ACHIEVE THEIR UNIQUE FINANCIAL GOALS."

Scott Custer
President & CEO
Yadkin Financial Corporation
Yadkin Bank

FOR MORE INFORMATION ABOUT OUR COMPANIES, VISIT OUR WEB SITES:

www.fnb-online.com
or call 800.555.5455

www.yadkinbank.com
or call 855.ASK.YDKN

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

F.N.B. Corporation and Yadkin Financial Corporation will file a joint proxy statement/prospectus and other relevant documents with the SEC in connection with the merger. THE RESPECTIVE SHAREHOLDERS OF F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The proxy statements/prospectuses and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Yadkin Financial Corporation have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212 , telephone: (724) 983-3317; and may obtain free copies of the documents Yadkin Financial Corporation has filed with the SEC by contacting Terry Earley, CFO, Yadkin Financial Corporation, 3600 Glenwood Avenue, Raleigh, NC 27612, telephone: (919) 659-9015. F.N.B. Corporation and Yadkin Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of F.N.B. Corporation and Yadkin Financial Corporation in connection with the proposed merger. Information concerning such participants' ownership of F.N.B. Corporation and Yadkin Financial Corporation common shares will be set forth in the joint proxy statements/prospectuses relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.

EQUAL HOUSING LENDER Member FDIC

First National Bank

YADKIN BANK

GROWING STRONGER TO SERVE YOU BETTER



FNBP_26055_YadkinPreMergerBroch.indd 1 8/12/16 10:42 AM

ABOUT FIRST NATIONAL BANK Established in 1864 in Western Pennsylvania, First National Bank (FNB) has always been guided by a passion for helping their customers and communities thrive. Today, that commitment extends across Pennsylvania and into Ohio, Maryland and West Virginia. FNB has grown into one of the 50 largest bank holding companies in the U.S.* that provides customers with a comprehensive range of products and services such as: • Personal Banking • Corporate and Business Banking • Wealth Management • Insurance • Consumer Finance A LEADER IN INNOVATION Your FNB relationship will include a full suite of leading-edge online and mobile banking technology. With FNB-Online Banking and Bill Pay, Mobile Banking with Mobile Deposit, Telephone Banking and a growing network of Smart ATMs, you have a wide range of options so you can bank anywhere, anytime. A NEIGHBOR YOU CAN TRUST Decisions at FNB are made by their experienced local leadership team. You will continue to interact with knowledgeable professionals who have a real understanding of your unique financial needs. The neighborhoods where you live and work will benefit, too, from FNB’s commitment to improving its communities through monetary support, employee volunteerism and civic engagement. Through your banking relationship and as a member of our community, FNB is invested in doing what’s right. WHAT TO EXPECT We will work together with FNB to ensure a seamless transition for our customers. We know that you may have questions, and both banks are committed to providing up-to-date information as it becomes available in the coming months. As the merger date approaches, you will receive a comprehensive Welcome Guide that will detail First National Bank product offerings and specific account instructions. Until then, if you have any questions regarding your accounts, please continue to contact your local Yadkin Bank office. In July, Yadkin Financial Corporation, the holding company and parent of Yadkin Bank, announced the intent to merge with F.N.B. Corporation, the holding company of First National Bank. Upon completion of the merger, the Yadkin Bank name will change to First National Bank, but the friendly, knowledgeable service you have come to expect will remain. While it is still very early in the merger process, we want to help you get to know more about First National Bank. FNB Branch/ATM Locations Yadkin Bank Locations North Carolina South Carolina Maryland Ohio West Virginia Virginia Pennsylvania Proforma on a combined basis *excluding custodial banks FNBP_26055_YadkinPreMergerBroch.indd 2 8/12/16 10:42 AM

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between FNB and Yadkin. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with FNB’s and Yadkin’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of FNB and Yadkin to execute their respective business plans (including integrating the FNB and Yadkin businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in FNB’s or Yadkin’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither FNB nor Yadkin undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.